Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866

VIA EDGAR

July 26, 1999


Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

Re: General American Life Insurance Company Separate Account Two
    File No. 333-80809
    CIK 0001085719
    Accession No. 0001068800-99-000269
    -------------------------------------------------------------

Ladies and Gentlemen:

Pursuant to Securities Act Rule 477,  General  American Life  Insurance  Company
Separate  Account  Two  hereby  requests  withdrawal  of  the   above-referenced
Registration Statement. This Registration Statement has not become effective.

Please contact the undersigned with any questions or comments you may have concerning this filing.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
    ------------------------------
    Raymond A. O'Hara III